                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K

                                 ANNUAL REPORT


[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

                                       OR

[_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                 INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR COOPER
                   CAMERON CORPORATION HOURLY EMPLOYEES, IAM,
                             AT THE SUPERIOR PLANT

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

                           COOPER CAMERON CORPORATION
                       515 Post Oak Boulevard, Suite 1200
                              Houston, Texas 77027

                 INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR COOPER
                   CAMERON CORPORATION HOURLY EMPLOYEES, IAM,
                             AT THE SUPERIOR PLANT




                                                               Page

Report of Independent Auditors                                    1

Audited Financial Statements

Statements of Net Assets Available for Benefits                   2
Statement of Changes in Net Assets Available for Benefits         4
Notes to Financial Statements                                     5

Signature                                                        20

Consent of Independent Auditors                              EXHIBIT 23.1


                                   FINANCIAL STATEMENTS

                             COOPER CAMERON CORPORATION SELECTED
                             INDIVIDUAL ACCOUNT RETIREMENT PLANS

                                DECEMBER 31, 1999 AND 1998

                     Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                             Financial Statements

                          December 31, 1999 and 1998



                                   CONTENTS



Report of Independent Auditors..............................   1

Audited Financial Statements

Statements of Net Assets Available for Benefits.............   2
Statement of Changes in Net Assets Available for Benefits...   4
Notes to Financial Statements...............................   5

                         Report of Independent Auditors

Participants and Administrator
Cooper Cameron Corporation Selected
 Individual Account Retirement Plans

We have audited the accompanying statements of net assets available for benefits of the Cooper Cameron Corporation Selected Individual Account Retirement Plans (the "Plans"), listed on pages 2 and 3, as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 1999 and 1998, and the changes in their net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                                   /s/ Ernst & Young LLP

June 22, 2000

                     Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                Statements of Net Assets Available for Benefits

                               December 31, 1999


                                                                      PLAN INTEREST IN
                                                                       COOPER CAMERON
                                                                         CORPORATION
                                                                       MASTER TRUST FOR
                                                      EMPLOYER            DEFINED              NET ASSETS
  PLAN                                              CONTRIBUTION      CONTRIBUTION PLANS      AVAILABLE FOR
   NO.           PLAN NAME                           RECEIVABLE         (Notes 1 and 2)         BENEFITS
 ----------------------------------------------------------------------------------------------------------------
   005  Individual Account Retirement Plan for
          Bargaining Unit Employees at the
          Cooper Cameron Corporation
          Buffalo, New York Plant                    $  29,021           $10,170,476           $10,199,497

   006  Individual Account Retirement Plan for
          Bargaining Unit Employees at the
          Cooper Cameron Corporation Grove
          City Facility                                 41,487            15,752,714            15,794,201

   007  Individual Account Retirement Plan for
          Bargaining Unit Employees at the
          Cooper Cameron Corporation
          Missouri City, Texas Facility                     --             2,693,982             2,693,982

   008  Individual Account Retirement Plan for
          Hourly-Paid Employees at the
          Cooper Cameron Corporation Mount
          Vernon Plant                                  22,569             7,264,513             7,287,082

   010  Individual Account Retirement Plan for
         Cooper Cameron Corporation Hourly
         Employees, IAM, at the Superior
         Plant                                          17,645             4,011,845             4,029,490





See accompanying notes.

                     Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

          Statements of Net Assets Available for Benefits (continued)

                               December 31, 1998

                                                                                               PLAN INTEREST IN
                                                                                                COOPER CAMERON
                                                                                                 CORPORATION
                                                                                               MASTER TRUST FOR
                                                                EMPLOYER          EMPLOYEE         DEFINED           NET ASSETS
  PLAN                                                       CONTRIBUTIONS     CONTRIBUTIONS   CONTRIBUTION PLANS  AVAILABLE FOR
   NO.           PLAN NAME                                     RECEIVABLE        RECEIVABLE       (Notes 1 and 2)     BENEFITS
---------------------------------------------------------------------------------------------------------------------------------
   005   Individual Account Retirement Plan for Bargaining
           Unit Employees at the Cooper Cameron Corporation
           Buffalo, New York Plant                               $33,626           $43,535         $ 7,459,656      $ 7,536,817

   006   Individual Account Retirement Plan for Bargaining
           Unit Employees at the Cooper Cameron Corporation
           Grove City Facility                                    53,732            42,856          16,017,669       16,114,257

   007   Individual Account Retirement Plan for Bargaining
           Unit Employees at the Cooper Cameron Corporation
           Missouri City, Texas Facility                          15,628            12,199           5,959,628        5,987,455

   008   Individual Account Retirement Plan for Hourly-Paid
           Employees at the Cooper Cameron Corporation Mount
           Vernon Plant                                           86,164            70,738          18,611,814       18,768,716

   010   Individual Account Retirement Plan for Cooper
           Cameron Corporation Hourly Employees, IAM, at the      16,705            16,090           3,308,643        3,341,438
           Superior Plant



See accompanying notes.

                     Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

           Statement of Changes in Net Assets Available for Benefits

                         Year ended December 31, 1999

                                                                                                                  NET INVESTMENT
                                                                                                                 GAIN (LOSS) FROM
                                                                                                                   COOPER CAMERON
                                                                                                                 CORPORATION MASTER
                                                    NET ASSETS                                                   TRUST FOR DEFINED
                                                     AVAILABLE                                                   CONTRIBUTION PLANS
  PLAN                                            FOR BENEFITS AT       EMPLOYER        EMPLOYEE      BENEFIT    (NET OF EXPENSES)
   NO.        PLAN NAME                           JANUARY 1, 1999    CONTRIBUTIONS   CONTRIBUTIONS    PAYMENTS    (NOTES 1 AND 2)
------------------------------------------------------------------------------------------------------------------------------------
 005   Individual Account Retirement Plan
         for Bargaining Unit Employees at the
         Cooper Cameron Corporation Buffalo,
         New York Plant                            $ 7,536,817         $311,035        $417,179      $  (338,708)    $2,226,428

 006   Individual Account Retirement Plan
         for Bargaining Unit Employees at the
         Cooper Cameron Corporation Grove City
         Facility                                   16,114,257          405,244         331,856       (3,369,581)     2,316,151

 007   Individual Account Retirement Plan
         for Bargaining Unit Employees at the
         Cooper Cameron Corporation Missouri
         City, Texas Facility                        5,987,455           12,396          17,049       (4,153,067)       907,818

  008   Individual Account Retirement Plan
         for Hourly-Paid Employees at the
         Cooper Cameron Corporation Mount
         Vernon Plant                               18,768,716          531,929         561,636       (1,003,312)     2,881,014

  010   Individual Account Retirement Plan
         for Cooper Cameron Corporation Hourly
         Employees, IAM, at the Superior Plant       3,341,438          161,171         162,947         (345,356)       709,290


                                                       OTHER          NET ASSETS
                                                     CHANGES IN      AVAILABLE FOR
  PLAN                                               NET ASSETS       BENEFITS AT
   NO.        PLAN NAME                               (NOTE 5)      DECEMBER 31, 1999
-------------------------------------------------------------------------------------
 005   Individual Account Retirement Plan
         for Bargaining Unit Employees at the
         Cooper Cameron Corporation Buffalo,
         New York Plant                             $    46,746        $10,199,497

 006   Individual Account Retirement Plan
         for Bargaining Unit Employees at the
         Cooper Cameron Corporation Grove City           (3,726)        15,794,201
         Facility

 007   Individual Account Retirement Plan
         for Bargaining Unit Employees at the
         Cooper Cameron Corporation Missouri
         City, Texas Facility                           (77,669)         2,693,982

  008   Individual Account Retirement Plan
         for Hourly-Paid Employees at the
         Cooper Cameron Corporation Mount           (14,452,901)         7,287,082
         Vernon Plant

  010   Individual Account Retirement Plan
         for Cooper Cameron Corporation Hourly
         Employees, IAM, at the Superior Plant               --          4,029,490





See accompanying notes.

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                         Notes to Financial Statements

                               December 31, 1999

1. SIGNIFICANT ACCOUNTING PRINCIPLES

ACCOUNTING PRINCIPLES

The accompanying financial statements of the Cooper Cameron Corporation (the "Company") Selected Individual Account Retirement Plans (the "Plans") have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Benefit payments to participants are recorded upon distribution.

INVESTMENTS

The Plans' investments are held in the Cooper Cameron Corporation Master Trust (the "Master Trust"). The Chase Manhattan Bank, N.A. was the trustee of the Plans through July 31, 1999 and held the assets of the Master Trust. Effective August 1, 1999, Nationwide Trust Company is the trustee of the Plans. In conjunction with the change in trustees, some additional investment accounts were added to the Master Trust and some of the investments within the investment accounts changed. Following is a summary of the investment accounts of the Master Trust and the Plans' beneficial interests in the investment accounts as of December 31, 1999 and 1998.

                                                             DECEMBER 31
                                                        1999            1998
                                                 -------------------------------

Plan 005:

 Cooper Cameron Stock Fund                               0.84%         1.20%

 Fidelity Growth Fund                                  100.00          2.71

 Vanguard Balanced Index Fund                          100.00          4.71

 Money Market Fund (no longer available)                   --          3.25

 PRIMCO Stable Value Fund (referred to as the
  Fixed Income Fund prior to August 1, 1999)             2.21          2.01

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   Notes to Financial Statements (continued)


1. SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

                                                             DECEMBER 31
                                                        1999            1998
                                                 -------------------------------

Plan 005 (continued)

 Bankers Trust Institutional Equity 500 Index
  Fund (referred to as the Stock Market Fund
  prior to August 1, 1999)                              2.10%           2.26%

 PIMCO Total Return A Fund (new fund effective
  August 1, 1999)                                       2.21              --

 Washington Mutual Investors Fund (new fund
  effective August 1, 1999)                             1.88              --

 MFS Massachusetts Investors Growth A Fund
  (new fund effective August 1, 1999)                   1.75              --

 Franklin Balance Sheet Investment A Fund
  (new fund effective August 1, 1999)                   2.80              --

 Lord Abbett Developing Growth A Fund (new fund
  effective August 1, 1999)                             2.74              --

 EuroPacific Fund (new fund effective August 1,         3.15              --
  1999)

Plan 006:

 Cooper Cameron Stock Fund                              0.77            1.17

 Fidelity Growth Fund (no longer available to             --            5.63
  this plan)

 Vanguard Balanced Index Fund (no longer
  available to this plan)                                 --            6.01

 Money Market Fund (no longer available)                  --            3.84

 PRIMCO Stable Value Fund (referred to as the
  Fixed Income Fund prior to August 1, 1999)            8.91           10.70

 Bankers Trust Institutional Equity 500 Index
  Fund (referred to as the Stock Market Fund
  prior to August 1, 1999)                              3.33            2.26

 PIMCO Total Return A Fund (new fund effective
  August 1, 1999)                                       5.82              --

 Washington Mutual Investors Fund (new fund
  effective August 1, 1999)                             6.87              --

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   Notes to Financial Statements (continued)




 MFS Massachusetts Investors Growth A Fund (new
  fund effective August 1, 1999)                        4.37              --

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   Notes to Financial Statements (continued)



1. SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

                                                             DECEMBER 31
                                                        1999            1998
                                                 -------------------------------

Plan 006 (continued)

 Franklin Balance Sheet Investment A Fund (new
  fund effective August 1, 1999)                        4.95%             --%

 Lord Abbett Developing Growth A Fund (new fund
  effective August 1, 1999)                             3.77              --

 EuroPacific Fund (new fund effective August 1,         3.68              --
  1999)

Plan 007:

 Cooper Cameron Stock Fund                              0.87            1.41

 Fidelity Growth Fund (no longer available to             --            0.60
  this plan)

 Vanguard Balanced Index Fund (no longer
  available to this plan)                                 --            0.99

 Money Market Fund (no longer available)                  --            1.94

 PRIMCO Stable Value Fund (referred to as the
  Fixed Income Fund prior to August 1, 1999)            1.97            4.87

 Bankers Trust Institutional Equity 500 Index
  Fund (referred to as the Stock Market Fund
  prior to August 1, 1999)                              0.23            0.28

 PIMCO Total Return A Fund (new fund effective
  August 1, 1999)                                       0.53              --

 Washington Mutual Investors Fund (new fund
  effective August 1, 1999)                             0.25              --

 MFS Massachusetts Investors Growth A Fund (new
  fund effective August 1, 1999)                        0.29              --

 Franklin Balance Sheet Investment A Fund (new
  fund effective August 1, 1999)                        0.02              --

 Lord Abbett Developing Growth A Fund (new fund
  effective August 1, 1999)                             0.38              --

 EuroPacific Fund (new fund effective August 1,         0.15              --
  1999)

Plan 008:

 Cooper Cameron Stock Fund                              0.87            3.61

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   Notes to Financial Statements (continued)


1. SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)


   Fidelity Growth Fund (no longer available to           --            7.36
     this plan)


                                                              DECEMBER 31
                                                         1999            1998
                                                       -------------------------

Plan 008 (continued)

 Vanguard Balanced Index Fund (no longer
  available to this plan)                                 --%           7.55%

 Money Market Fund (no longer available)                  --           10.66

 PRIMCO Stable Value Fund (referred to as the
  Fixed Income Fund prior to August 1, 1999)            3.15            8.83

 Bankers Trust Institutional Equity 500 Index
  Fund (referred to as the Stock Market Fund
  prior to August 1, 1999)                              1.81            2.75

 PIMCO Total Return A Fund (new fund effective
  August 1, 1999)                                       2.79              --

 Washington Mutual Investors Fund (new fund
  effective August 1, 1999)                             2.59              --

 MFS Massachusetts Investors Growth A Fund (new
  fund effective August 1, 1999)                        2.06              --

 Franklin Balance Sheet Investment A Fund (new
  fund effective August 1, 1999)                        2.48              --

 Lord Abbett Developing Growth A Fund (new fund
  effective August 1, 1999)                             3.14              --

 EuroPacific Fund (new fund effective August 1,         2.23              --
  1999)

Plan 010:

 Cooper Cameron Stock Fund                              0.49            0.51
 Fidelity Growth Fund (no longer available to             --            1.52
  this plan)

 Vanguard Balanced Index Fund (no longer
  available to this plan)                                 --            1.08

 Money Market Fund (no longer available)                  --            0.83

 PRIMCO Stable Value Fund (referred to as the
  Fixed Income Fund prior to August 1, 1999)            1.46            2.06

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   (Notes to Financial Statements (continued)


1. SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

 Bankers Trust Institutional Equity 500 Index
  Fund (referred to as the Stock Market Fund
  prior to August 1, 1999)                              0.45            0.41


 PIMCO Total Return A Fund (new fund effective
  August 1, 1999)                                       2.02              --



                                                            DECEMBER 31
                                                        1999            1998
                                                 -------------------------------

Plan 010 (continued)

 Washington Mutual Investors Fund (new fund
  effective August 1, 1999)                             1.85%             --%

 MFS Massachusetts Investors Growth A Fund (new
  fund effective August 1, 1999)                        1.28              --

 Franklin Balance Sheet Investment A Fund (new
  fund effective August 1, 1999)                        2.24              --

 Lord Abbett Developing Growth A Fund (new fund
  effective August 1, 1999)                             2.29              --

 EuroPacific Fund (new fund effective August 1,         1.29              --
  1999)

The Master Trust's security transactions are accounted for on the date the securities are purchased or sold. Investment income is recorded as earned.

The Master Trust's investments in securities traded on the exchanges are valued at the last reported sale price on the valuation date. Securities not listed on exchanges and securities for which no sale was reported on that day are valued at the last quoted bid price or at fair value as determined by the trustee. Money market funds are stated at cost, which approximates fair value. All other mutual funds and common/collective funds are valued at fair market value based upon the quoted market values of the underlying assets.

Investment contracts within the PRIMCO Stable Value Fund, with varying contract rates and maturity dates, are stated at contract value. Contract value represents cost plus accrued income. Although it is management's intention to hold the investment contracts until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   Notes to Financial Statments (continued)



1. SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

FUNDING POLICY

The Company contributes to each participant's account monthly based on hours actively worked and specific contribution rates. This contribution is also paid for each hour of overtime, vacation, or holiday, but excludes sick time for which the employee may be paid. Company contributions are made to the fund option that the employee elected. Vesting in employer contributions is on a graduated scale with 100% at five years.

Amounts which are forfeited due to a participant's termination of employment prior to vesting in employer contributions made on the participant's behalf are used to reduce the required Company contribution in subsequent periods.

All Plans allow for employee contributions based on hours actively worked and elected contribution rates. Electing to contribute is completely voluntary, and these contributions are immediately 100% vested. Participants may elect to have their contributions allocated in 1% increments to one or more of the investment accounts within the Master Trust. Allocations among the investment accounts may be changed at the participant's discretion on a daily basis.

The Company intends to close the Cooper Cameron Corporation Missouri City, Texas facility. As a result, participants terminating employment at this facility subsequent to January 1, 1999 were fully vested in their account balances in the Individual Account Retirement Plan for Bargaining Unit Employees at the Cooper Cameron Corporation Missouri City, Texas Facility.

The Company intends to close the Cooper Cameron Corporation Grove City Facility. As a result, participants terminating employment at this facility subsequent to January 1, 1999 were fully vested in their account balances in the Individual Account Retirement Plan for Bargaining Unit Employees at the Cooper Cameron Corporation Grove City Facility.

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   Notes to Financial Statements (continued)


2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. The assets of the Master Trust are allocated among participating plans by assigning to each plan those transactions (primarily contributions, participant loan transactions, and benefit payments) which can be specifically identified and allocating among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets. The Master Trust includes assets of other employee benefit plans in addition to those included in these financial statements.

    Cooper Cameron Corporation Selected Individual Account Retirement Plans

2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust:

                                                                                                               PRIMCO
                                                                                                            STABLE VALUE
                                                                          COOPER         WASHINGTON             FUND
                                                                         CAMERON           MUTUAL           (PREVIOUSLY
                                                                          STOCK           INVESTORS         FIXED INCOME
DECEMBER 31, 1999                                                          FUND             FUND                FUND)
                                                                        ---------------------------------------------------
Assets:
 Net unsettled sales of investments                                     $ 4,343,163         $         -         $         -
 Investments at fair value as determined by quoted market prices:
   Money Market Funds                                                       239,515                   -                   -
   Cash Management Trust of America                                               -                   -          12,051,274
   Cooper Cameron Corporation Common Stock                               88,096,553                   -                   -
   Washington Mutual Investors Fund                                               -          30,309,599                   -
   MFS Massachusetts Investors Growth A Fund                                      -                   -                   -
   Bankers Trust Institutional Equity 500 Index Fund                              -                   -                   -
   PIMCO Total Return A Fund                                                      -                   -                   -
   Franklin Balance Sheet Investment A Fund                                       -                   -                   -
   Lord Abbett Developing Growth A Fund                                           -                   -                   -
   EuroPacific Growth Fund                                                        -                   -                   -
   Vanguard Balanced Index Fund                                                   -                   -                   -
   Fidelity Growth Company Fund                                                   -                   -                   -
 Investments at estimated fair value or contract value:
   Investment contracts                                                           -                   -          48,380,302
   PRIMCO Group Trust                                                             -                   -          10,699,540
   Promissory note                                                                -                   -             184,187
                                                                        ---------------------------------------------------
 Total investments                                                       88,336,068          30,309,599          71,315,303
                                                                        ---------------------------------------------------
Total assets                                                             92,679,231          30,309,599          71,315,303
                                                                        ---------------------------------------------------
Liabilities:
 Net unsettled purchases of investments                                   2,910,760               5,026             225,905
 Cash overdraft                                                           3,273,717                   -                   -
                                                                        ---------------------------------------------------
Net assets available to participating plans                             $86,494,754         $30,304,573         $71,089,398
                                                                        ===================================================

                                                                                                       BANKERS TRUST
                                                                                                       INSTITUTIONAL
                                                                                                        EQUITY 500
                                                                          MFS                           INDEX FUND
                                                                     MASSACHUSETTS     VANGUARD       (PREVIOUSLY THE
                                                                       INVESTORS       BALANCED         STOCK MARKET
DECEMBER 31, 1999                                                    GROWTH A FUND    INDEX FUND           FUND)
                                                                     -------------------------------------------------
Assets:
 Net unsettled sales of investments                                   $         -      $      -         $         -
 Investments at fair value as determined by quoted market prices:
   Money Market Funds                                                           -             -                   -
   Cash Management Trust of America                                             -             -                   -
   Cooper Cameron Corporation Common Stock                                      -             -                   -
   Washington Mutual Investors Fund                                             -             -                   -
   MFS Massachusetts Investors Growth A Fund                           46,798,499             -                   -
   Bankers Trust Institutional Equity 500 Index Fund                            -             -          49,678,569
   PIMCO Total Return A Fund                                                    -             -                   -
   Franklin Balance Sheet Investment A Fund                                     -             -                   -
   Lord Abbett Developing Growth A Fund                                         -             -                   -
   EuroPacific Growth Fund                                                      -             -                   -
   Vanguard Balanced Index Fund                                                 -     1,639,222                   -
   Fidelity Growth Company Fund                                                 -             -                   -
 Investments at estimated fair value or contract value:
   Investment contracts                                                         -             -                   -
   PRIMCO Group Trust                                                           -             -                   -
   Promissory note                                                              -             -                   -
                                                                      ---------------------------------------------
 Total investments                                                     46,798,499     1,639,222          49,678,569
                                                                      ---------------------------------------------
Total assets                                                           46,798,499     1,639,222          49,678,569
                                                                      ---------------------------------------------
Liabilities:
 Net unsettled purchases of investments                                    26,493            20              12,180
 Cash overdraft                                                                 -             -                   -
                                                                      ---------------------------------------------
Net assets available to participating plans                           $46,772,006    $1,639,202         $49,666,389
                                                                      =============================================

                                                                                     FRANKLIN           LORD ABBETT
                                                                                   BALANCE SHEET         DEVELOPING
                                                                   PIMCO TOTAL      INVESTMENT A          GROWTH A
DECEMBER 31, 1999                                                 RETURN A FUND        FUND                 FUND
                                                                 ---------------------------------------------------
Assets:
 Net unsettled sales of investments                               $   142,048         $        -          $        -
 Investments at fair value as determined by quoted market prices:
   Money Market Funds                                                      -                   -                   -
   Cash Management Trust of America                                        -                   -                   -
   Cooper Cameron Corporation Common Stock                                 -                   -                   -
   Washington Mutual Investors Fund                                        -                   -                   -
   MFS Massachusetts Investors Growth A Fund                               -                   -                   -
   Bankers Trust Institutional Equity 500 Index Fund                       -                   -                   -
   PIMCO Total Return A Fund                                      29,780,851                   -                   -
   Franklin Balance Sheet Investment A Fund                                -           7,869,609                   -
   Lord Abbett Developing Growth A Fund                                    -                   -           9,055,466
   EuroPacific Growth Fund                                                 -                   -                   -
   Vanguard Balanced Index Fund                                            -                   -                   -
   Fidelity Growth Company Fund                                            -                   -                   -
 Investments at estimated fair value or contract value:
   Investment contracts                                                    -                   -                   -
   PRIMCO Group Trust                                                      -                   -                   -
   Promissory note                                                         -                   -                   -
                                                                 ---------------------------------------------------
 Total investments                                                29,780,851           7,869,609           9,055,466
                                                                 ---------------------------------------------------
Total assets                                                      29,922,899           7,869,609           9,055,466
                                                                 ---------------------------------------------------
Liabilities:
 Net unsettled purchases of investments                                    -               1,768               5,166
 Cash overdraft                                                            -                   -                   -
                                                                 ---------------------------------------------------
Net assets available to participating plans                      $29,922,899          $7,867,841          $9,050,300
                                                                 ===================================================

                                                                                         FIDELITY
                                                                         EUROPACIFIC   GROWTH COMPANY
DECEMBER 31, 1999                                                           FUND           FUND
                                                                        -----------------------------
Assets:
 Net unsettled sales of investments                                     $         -      $        -
 Investments at fair value as determined by quoted market prices:
   Money Market Funds                                                             -               -
   Cash Management Trust of America                                               -               -
   Cooper Cameron Corporation Common Stock                                        -               -
   Washington Mutual Investors Fund                                               -               -
   MFS Massachusetts Investors Growth A Fund                                      -               -
   Bankers Trust Institutional Equity 500 Index Fund                              -               -
   PIMCO Total Return A Fund                                                      -               -
   Franklin Balance Sheet Investment A Fund                                       -               -
   Lord Abbett Developing Growth A Fund                                           -               -
   EuroPacific Growth Fund                                               13,716,073               -
   Vanguard Balanced Index Fund                                                   -               -
   Fidelity Growth Company Fund                                                   -       2,247,065
 Investments at estimated fair value or contract value:
   Investment contracts                                                           -               -
   PRIMCO Group Trust                                                             -               -
   Promissory note                                                                -               -
                                                                        ---------------------------
 Total investments                                                       13,716,073       2,247,065
                                                                        ---------------------------
Total assets                                                             13,716,073       2,247,065
                                                                        ---------------------------

Liabilities:
 Net unsettled purchases of investments                                       8,760            726
 Cash overdraft                                                                   -               -
                                                                        ---------------------------
Net assets available to participating plans                             $13,707,313      $2,246,339
                                                                        ===========================

    Cooper Cameron Corporation Selected Individual Account Retirement Plans

2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust:

                                                                      COOPER
                                                                     CAMERON        FIDELITY           FIXED          MONEY
                                                                      STOCK          GROWTH            INCOME         MARKET
DECEMBER 31, 1998                                                      FUND           FUND              FUND           FUND
                                                                   ------------------------------------------------------------
Assets:
 Accrued investment income                                          $     8,363   $  -               $    29,456    $    86,540
 Net unsettled sales of investments                                           -              -                 -              -
 Investments at fair value as determined by quoted market
  prices:
   Chase Cash Investment Fund                                         1,748,278              -         5,850,633     20,110,412
   Cooper Cameron Corporation common stock                           51,949,016              -                 -              -
   Fidelity Growth Company Fund                                               -     24,978,405                 -              -
   U.S. Stock Index Fund                                                      -              -                 -              -
   Vanguard Balanced Index Fund                                               -              -                 -              -
 Investments at estimated fair value or contract value:
   Investment contracts                                                       -              -        75,756,490              -
   Loans to participants                                                      -              -                 -              -
   Plan loans                                                                 -              -         1,271,364              -
                                                                    ------------------------------------------------------------
 Total investments                                                   53,697,294     24,978,405        82,878,487     20,110,412
                                                                   ------------------------------------------------------------
Total assets                                                         53,705,657     24,978,405        82,907,943     20,196,952
                                                                   ------------------------------------------------------------
Liabilities:
 Net unsettled purchases of investments                                 247,974              -                 -              -
                                                                   ------------------------------------------------------------
Net assets available to participating plans                         $53,457,683    $24,978,405       $82,907,943    $20,196,952
                                                                   ============================================================


                                                                                     VANGUARD
                                                                       STOCK         BALANCED
                                                                       MARKET         INDEX
DECEMBER 31, 1998                                                       FUND           FUND
                                                                     --------------------------
Assets:
 Accrued investment income                                           $     3,698   $          -
 Net unsettled sales of investments                                      161,000              -
 Investments at fair value as determined by quoted market
  prices:
   Chase Cash Investment Fund                                            839,027              -
   Cooper Cameron Corporation common stock                                     -              -
   Fidelity Growth Company Fund                                                -              -
   U.S. Stock Index Fund                                              86,308,328              -
   Vanguard Balanced Index Fund                                                -     39,354,834
 Investments at estimated fair value or contract value:
   Investment contracts                                                        -              -
   Loans to participants                                                       -              -
   Plan loans                                                                  -              -
                                                                     --------------------------
 Total investments                                                    87,147,355     39,354,834
                                                                     --------------------------
Total assets                                                          87,312,053     39,354,834
                                                                      -------------------------

Liabilities:
 Net unsettled purchases of investments                                        -              -
                                                                     --------------------------
Net assets available to participating plans                          $87,312,053    $39,354,834
                                                                     ==========================

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   Notes to Financial Statements (continued)


2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

Investment income and net appreciation (depreciation) in fair value of investments as determined by quoted market prices for the separate investment accounts of the Master Trust are as follows:

                                                      NET
                                                  APPRECIATION    INTEREST AND
PERIOD ENDED DECEMBER 31, 1999                   (DEPRECIATION)     DIVIDENDS
                                            ------------------------------------
Cooper Cameron Stock Fund                         $50,513,020         $  145,240

Fidelity Growth Fund (no longer available
 to this plan)                                      7,010,022            355,947

Vanguard Balanced Index (no longer
 available to this plan)                            1,154,744            579,359

Money Market Fund (no longer available)                     -            613,996

PRIMCO Stable Value Fund (referred to as
 the Fixed Income Fund prior to August 1,                   -          5,449,799
 1999)

Bankers Trust Institutional Equity 500
 Index Fund (referred to as the Stock
 Market Fund prior to August 1, 1999)               8,829,659          1,341,999

PIMCO Total Return A Fund (new fund                  (335,225)           699,164
 effective August 1, 1999)

Washington Mutual Investors Fund (new fund
 effective August 1, 1999)                         (5,090,313)         3,218,213

MFS Massachusetts Investors Growth A Fund
 (new fund effective August 1, 1999)                6,688,283          3,400,590

Franklin Balance Sheet Investment A Fund
 (new fund effective August 1, 1999)                 (475,749)           129,407

Lord Abbett Developing Growth A Fund (new
 fund effective August 1, 1999)                     1,664,408            153,162

EuroPacific Growth Fund (new fund
 effective August 1, 1999                           2,874,839            434,792

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   Notes to Financial Statements (continued)


2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

PRIMCO STABLE VALUE FUND ("STABLE VALUE FUND")

The Stable Value Fund invests in actively managed Synthetic Bank and Insurance Company Investment Contracts ("SICs") and in Guaranteed Investment Contracts ("GICs"). The GICs are promises by insurance companies or a bank to repay the principal plus accrued income at contract maturity. SICs differ from GICs in that the assets supporting the SICs are owned by the Master Trust. The bank or insurance company issues a wrapper contract that allows participant directed transactions to be made at contract value. Wrapper contracts are valued as the difference between the fair value of the supporting assets and the contract value. The assets supporting the SICs owned by the Master Trust are comprised of corporate bonds, asset backed bonds, mutual funds, and common trust funds with a fair value of $41,476,275 and $55,573,148 at December 31, 1999 and 1998,
respectively. The contract values of the SICs at December 31, 1999 and 1998 were $43,324,908 and $54,603,992, respectively.

Interest crediting rates on the GICs in the Stable Value Fund are generally determined at the time of purchase. Interest crediting rates on the SICs are reset periodically based on the yields of the supporting assets. At December 31, 1999 the interest crediting rates for all contracts ranged from 5.9% to 9.5%. At December 31, 1998 the interest crediting rates for all contracts ranged from 5.7% to 9.5%.

For 1999 and 1998, the average annual yield for the investment contracts in the Stable Value Fund was 7.8% and 6.4%, respectively. At December 31, 1999 and 1998, fair value of the investment contracts in the Fund was estimated to be approximately 97% and 102% of contract value, respectively. Fair value of the GICs was estimated by discounting the weighted average of the Stable Value Fund's cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value of the SICs is based on the market value of the assets supporting the SICs.

3. DESCRIPTION OF THE PLANS

Each of the Plans is a profit sharing plan which provides payments to eligible employees of the respective plans at termination, retirement, death, or disability.

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   Notes to Financial Statements (continued)


3. DESCRIPTION OF THE PLANS (CONTINUED)

Should the Plans terminate, the assets will be distributed according to the total amount in each participant's account, including earnings thereon less related benefits and expenses. Distributions shall be made as soon as practicable to members or their beneficiaries by payments in lump sum.

Information about the Plans, the funding, vesting, and benefit provisions is contained in each plan's Summary Plan Description. Copies of these pamphlets are available at the Company's corporate office.

4. INCOME TAX STATUS

The Plans have been designed to meet the requirements of the Internal Revenue Code ("IRC") under Sections 401(a) and 501(a) and, therefore, are not subject to tax under present income tax laws. Once qualified, the Plans are required to operate in conformity with the IRC to maintain their qualifications. A favorable determination has been obtained for each of the Plans in which the Internal Revenue Service stated that each Plan, as then designed, was in compliance with the applicable requirements of the IRC. All Plans have been amended since receiving their determination letters. However, the Company believes that the Plans are currently designed and being operated in compliance with the applicable requirements of the IRC.

5. OTHER CHANGES IN NET ASSETS

For the year ended December 31, 1999, net assets of $14,460,264 were transferred from the Individual Account Retirement Plan for Hourly-Paid Employees at the Cooper Cameron Corporation Mount Vernon Plant to a plan sponsored by Rolls Royce due to the sale of one of the Company's divisions to Rolls Royce. All other net asset admissions (withdrawals) represent the net transfer of participant balances from (to) other plans sponsored by the Company.

    Cooper Cameron Corporation Selected Individual Account Retirement Plans

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 at December 31, 1999:

                                                                                     LESS AMOUNTS
                                                              BENEFITS PAID TO       ALLOCATED TO
                                                              PARTICIPANTS PER       WITHDRAWING         BENEFITS PAID TO
                                                                THE FINANCIAL      PARTICIPANTS AT       PARTICIPANTS PER
PLAN NO.                       PLAN NAME                         STATEMENTS       DECEMBER 31, 1998         FORM 5500
---------------------------------------------------------------------------------------------------------------------------
    005   Individual Account Retirement Plan for
            Bargaining Unit Employees at the Cooper
            Cameron Corporation Buffalo, New York Plant              $  338,708             $  3,466             $  335,242

    006   Individual Account Retirement Plan for
            Bargaining Unit Employees at the Cooper
            Cameron Corporation Grove City Facility                   3,369,581               29,549              3,340,032

    007   Individual Account Retirement Plan for
            Bargaining Unit Employees at the Cooper
            Cameron Corporation Missouri City, Texas                  4,153,067              514,644              3,638,423
            Facility

    008   Individual Account Retirement Plan for
            Hourly-Paid Employees at the Cooper Cameron
            Corporation Mount Vernon Plant                            1,003,312                2,010              1,001,302

    010   Individual Account Retirement Plan for Cooper
            Cameron Corporation Hourly Employees, IAM, at
            the Superior Plant                                          345,356                    -                345,356


    Cooper Cameron Corporation Selected Individual Account Retirement Plans

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 1998:

                                                                 NET ASSETS
                                                                AVAILABLE FOR
                                                                BENEFITS PER      AMOUNTS ALLOCATED      NET ASSETS AVAILABLE
                                                               THE FINANCIAL        TO WITHDRAWING         FOR BENEFITS PER
PLAN NO.                       PLAN NAME                         STATEMENTS          PARTICIPANTS              FORM 5500
----------------------------------------------------------------------------------------------------------------------------
    005   Individual Account Retirement Plan for
            Bargaining Unit Employees at the Cooper
            Cameron Corporation Buffalo, New York Plant             $ 7,536,817            $  (3,466)            $ 7,533,351

    006   Individual Account Retirement Plan for
            Bargaining Unit Employees at the Cooper
            Cameron Corporation Grove City Facility                  16,114,257              (29,549)             16,084,708

    007   Individual Account Retirement Plan for
            Bargaining Unit Employees at the Cooper
            Cameron Corporation Missouri City, Texas                  5,987,455             (514,644)              5,472,811
            Facility

    008   Individual Account Retirement Plan for
            Hourly-Paid Employees at the Cooper Cameron
            Corporation Mount Vernon Plant                           18,768,716               (2,010)             18,766,706

    010   Individual Account Retirement Plan for Cooper
            Cameron Corporation Hourly Employees, IAM, at
            the Superior Plant                                        3,341,438                    -               3,341,438



                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR COOPER
CAMERON CORPORATION HOURLY EMPLOYEES, IAM,
AT THE SUPERIOR PLANT



     /s/ Jane L. Crowder
_________________________________________
By:  Jane L. Crowder
     Member of the Plan Administration
     Committee


Date:  June 27, 2000